RICHARDSON
& ASSOCIATES
ATTORNEYS AT LAW
--------------------------------------------------------------------------------

                                  March 5, 2009


Via Facsimile
--------------
(202) 772-9366

United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Attention:     Jessica Plowgian

         Re:      MachineTalker, Inc.
                  Preliminary Information Statement on Schedule 14C Filed February 27, 2009
                  File No. 0-49805
                  -------------------------------------------------

Dear Ms. Plowgian:

         In response to your letter, dated March 4, 2009, MachineTalker, Inc. (the "Company") has attached a copy of Amendment No. 1 to the Preliminary Information Statement on Schedule 14C, dated March 5, 2009, filed by the Company today, marked to show revisions from the Preliminary Information Statement on
Schedule 14C filed on February 27, 2009. The Company also makes the following responses to your comments:

         1. The Preliminary Information Statement has been revised to include a beneficial ownership table and to disclose that shareholders do not have dissenter's rights.

         2. The Preliminary Information Statement has been revised to disclose that fractional shares will be rounded down.

         3. The Preliminary Information Statement has been revised to disclose why the reverse stock split will better enable the Company to raise capital, the number of authorized shares, and the number of shares that will be issued and outstanding after the reverse stock split.














        233 WILSHIRE BOULEVARD, SUITE 820 SANTA MONICA, CALIFORNIA 90401
               TELEPHONE (310) 393-9992 FACSIMILE (310) 393-2004

U.S. SEC
Ms. Jessica Plowgian
March 5, 2009
Page 2 of 2





         Please direct any additional correspondence that you may have to the undersigned.

                                                          Very Truly Yours



                                                          /s/ Mark J. Richardson
                                                          Mark J. Richardson



cc:      Roland Bryan, President of MachineTalker, Inc.

                            SCHEDULE 14C INFORMATION

               Information Statement Pursuant to Section 14(c) of
              the Securities Exchange Act of 1934 (Amendment No. 1)


Check the appropriate box:

X    Preliminary Information Statement

_    Confidential,  for  Use  of the  Commission  Only  (as  permitted  by  Rule
     14c-5(d)(2))

_    Definitive Information Statement

                               MACHINETALKER, INC.
          -------------------------------------------------------------
                (Name of Registrant As Specified In Its Charter)

Payment of Filing Fee (Check the appropriate box):

X    No fee required.

__   Fee computed on table below per Exchange Act Rules 14c-5(g) and 0-11.

       (1)     Title of each class of securities to which transaction applies:

       (2)     Aggregate number of securities to which transaction applies:

       (3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

       (4)     Proposed maximum aggregate value of transaction:

       (5)     Total fee paid:


__   Fee paid previously with preliminary materials.

__ Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

       (1)     Amount Previously Paid:

       (2)     Form, Schedule or Registration Statement No.:

       (3)     Filing Party:

       (4)     Date Filed:

                               MACHINETALKER, INC.
                              513 DE LA VINA STREET
                         SANTA BARBARA, CALIFORNIA 93101

                         NOTICE OF ACTION TO BE TAKEN BY
                                THE SHAREHOLDERS

                                  MARCH 5, 2009



To The Shareholders of MachineTalker, Inc.


         Roland F. Bryan, Gerald A. Nadler, Christopher S. Outwater, and UTEK Corporation (collectively, the "Majority Shareholders") are entitled to vote of a total of 113,367,143 shares or approximately 51.4% of the total issued and outstanding stock of MachineTalker, Inc., a Delaware corporation (the "Company" or "MTI"). The Majority Shareholders intend to adopt a resolution by written consent in lieu of a meeting pursuant to the General Corporation Law of the State of Delaware Effect in order to effect a one-for-five reverse stock split of all issued and outstanding common stock of the Company for shareholders of record.



             Roland F. Bryan, Chief Executive Officer and President

                                   -----------

             WE ARE NOT ASKING YOU FOR A CONSENT OR A PROXY AND YOU
                      ARE REQUESTED NOT TO SEND US A PROXY.

                                   -----------

                               MACHINETALKER, INC.
                              513 DE LA VINA STREET
                         SANTA BARBARA, CALIFORNIA 93101


                                  MARCH 5, 2009

                               SHAREHOLDERS ACTION

         The Majority Shareholders submitted their consents to the shareholder resolutions described in this Information Statement on or about February 26, 2009 to be effective upon satisfaction by the Company of all applicable filing and notification requirements of the Securities and Exchange Commission. As of February 26, 2009, the Majority Shareholders were entitled to vote of record 113,367,143 shares of the Company's common stock, par value $0.001 per share, or approximately 51.4% of the total issued and outstanding common stock of the
Company. The remaining outstanding shares of common stock are held by approximately 285 other shareholders.

         The Majority Shareholders consist of Roland F. Bryan, the Chairman, Chief Executive Officer, and President of the Company, Gerald A. Nadler, the Chief Scientist of the Company, Christopher S. Outwater, and UTEK Corporation.


         Holders of the common stock of record as of February 26, 2009 are entitled to submit their consent to the shareholder resolutions described in this Information Statement, although no shareholder consents other than that of the Majority Shareholders are required to be submitted in order for the resolution to be adopted. The Company is not soliciting consents or proxies and shareholders have no obligation to submit either of them. Whether or not shareholders submit consents should not affect their rights as shareholders or the prospects of the proposed shareholder resolutions being adopted. The Majority Shareholders will consent to all of the shareholder resolutions described in this Information Statement. Other shareholders who desire to submit their consents must do so by April 8, 2009 and once submitted will not be revocable. The affirmative vote of the holders of a majority of the outstanding common stock of the Company is required to adopt the resolutions described in this Information Statement. California law does not require that the proposed transactions be approved by a majority of the disinterested shareholders. A total of 220,933,497 shares of common stock will be entitled to vote on the Company's proposed transactions described in this Information Statement.



                        THE COMPANY AND THE TRANSACTIONS

PROPOSED SHAREHOLDER ACTION


         The Company has its executive offices at 513 De La Vina Street, Santa Barbara, California 93101, and its telephone number is (805) 957-1680. As described in the accompanying NOTICE OF ACTION TO BE TAKEN BY THE SHAREHOLDERS, the Company proposes to amend its Certificate of Incorporation (the "Certificate Amendment") in order to effect a one-for-five reverse stock split of all issued and outstanding common stock of the Company for shareholders of record on the date the Certificate Amendment is recorded. No fractional shares will be issued. If the reverse stock split would result in the issuance of a fractional share to any shareholder, the number of shares issuable to the shareholder will be rounded down to the next lower whole number of shares. The authorized capital stock of the Company consists of 500,000,000 shares of common stock, par value $0.001 per share, of which approximately 44,186,699 shares will be issued and outstanding after the reverse stock split becomes effective.

         The Board of Directors of the Company voted unanimously to implement the Certificate Amendment because the Board of Directors believes that effecting a one-for-five reverse stock split of all issued and outstanding common stock of the Company will allow the Company to raise the capital necessary for the Company to grow its business or to acquire other businesses in the future, which may require the Company to issue a significant number of additional shares of its common stock. The Company has not currently identified any acquisition candidates.

         The Company is not expected to experience a material tax consequence as a result of the Certificate Amendment. Effecting the reverse stock split may, however, subject the Company's existing shareholders to future dilution of their ownership and voting power in the Company because more authorized but unissued stock will be available to the Company.

Security Ownership of Certain Beneficial Owners and Management

         The following table sets forth the names of the Company's executive officers and directors and all persons known by the Company to beneficially own 5% or more of the issued and outstanding common stock of MTI at February 28, 2009. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. In computing the number of shares beneficially owned by a person and the percentage of ownership of that person, shares of common stock subject to options held by that person that are currently exercisable or become exercisable within 60 days of February 28, 2009 are deemed outstanding even if they have not actually been exercised. Those shares, however, are not deemed outstanding for the purpose of computing the percentage ownership of any other person. The percentage ownership of each beneficial owner is based on 220,933,497 outstanding shares of common stock. Except as otherwise listed below, the address of each person is c/o MachineTalker, Inc., 513 De La Vina Street, Santa Barbara, California 93101. Except as indicated, each person listed below has sole voting and investment power with respect to the shares set forth opposite such person's name.

         Name and Address
          of Stockholder                Number of Shares Owned(1)         Percentage of Ownership
-----------------------------------------------------------------------------------------------------
Roland F. Bryan(2)                             62,367,143                          28.2%

Mark J. Richardson (3)                           350,000                             *

Christopher T. Kleveland (4)                   23,500,000                          10.6%

Mark P. Harris (5)                             23,500,000                          10.6%

Julie O'Rear                                   13,250,000                           6.0%
401 Church Road
Taigum, Queensland
Australia 4018

UTEK Corporation                               49,500,000                          22.4%
2109 E. Palm Avenue
Tampa, FL 33605

All Current Executive Officers as              62,367,143                          28.2%
   a Group

All Current Directors who are not                350,000                             *
   Executive Officers as a Group

-----------------------
*Indicates beneficial ownership of less than 1%.

(1) Except as pursuant to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of common stock beneficially owned.

(2) Roland F. Bryan is the President, Chief Executive Officer, and Chairman of the Board of Directors of MTI. Include 23,500,000 shares owned by the Bryan Family Trust. Includes 13,500,000 shares owned by Mr. Harris which Mr. Bryan has an option to purchase at $0.10 per share and 13,500,000 shares owned by Mr. Kleveland which Mr. Bryan has an option to at $0.10 per share. In addition, Mr. Harris and Mr. Kleveland have agreed that Mr. Bryan has the right to vote the shares held under these option agreements. Mr. Bryan holds a convertible note from MTI in the principal amount of $436,000, with interest payable at the rate of 6% per year, principal due on or before July 2009, and convertible into 17,440,000 shares of common stock at $0.025 per share which are not included in the table.

(3)      Mark J. Richardson is a director of MTI.

(4) Christopher Kleveland is a former director and former Vice President of Operations of MTI. Mr. Roland F. Bryan has the right to vote 13,500,000 of these shares.

(5) Mark P. Harris is a former director of MTI. Mr. Roland F. Bryan has the right to vote 13,500,000 of these shares.



ADDITIONAL INFORMATION

         Additional information regarding the Company, its business, its capital stock, and its financial condition are included in the Company's Form 10-KSB annual report and its Form 10-Q quarterly reports. Copies of the Company's Form 10-KSB for its fiscal year ending December 31, 2007, as well as the Company's Form 10-Q for the quarters ending March 31, 2008, June 30, 2008 and September 30, 2008, are available upon request to: Roland F. Bryan, Chief Executive Officer and President, MachineTalker, Inc., 513 De La Vina Street, Santa Barbara, California 93101.


                                  OTHER MATTERS

         The Board of Directors of the Company is not aware that any matter other than those described in this Information Statement is to be presented for the consent of the shareholders.

         UPON WRITTEN REQUEST BY ANY SHAREHOLDER TO ROLAND F. BRYAN, CHIEF EXECUTIVE OFFICER OF THE COMPANY, AT MACHINETALKER, INC., 513 DE LA VINA STREET, SANTA BARBARA, CALIFORNIA 93101, TELEPHONE (805) 957-1680. A COPY OF THE COMPANY'S ANNUAL REPORT ON FORM 10-KSB WILL BE PROVIDED WITHOUT CHARGE.

                                    EXHIBIT A
                    AMENDMENT TO CERTIFICATE OF INCORPORATION

                    AMENDMENT TO CERTIFICATE OF INCORPORATION

                                       OF

                               MACHINETALKER, INC.


IT IS HEREBY CERTIFIED THAT:

         (1)      The name of this Corporation is MACHINETALKER, INC.

         (2) The original Certificate of Incorporation of this corporation was filed with the Secretary of State of the State of Delaware on January 30, 2002.

         (3) The amendment to the Corporation's Certificate of Incorporation set forth below has been duly adopted by the Corporation's Board of Directors and a majority of the Corporation's stockholders in accordance with Section 242 of the Delaware General Corporation Law, with the approval of the Corporation's stockholders having been given by written consent without a meeting in accordance with Section 228 of the Delaware General Corporation Law.


                                     TENTH:

                  Effective on the date of the recording of this Amendment to Certificate of Incorporation with the Delaware Secretary of State, there shall be a one-for-five split of all issued and outstanding Common Stock of the Corporation such that for every five shares of Common Stock outstanding on such recording date, the shareholder of that Common Stock of record on such recording date shall thereafter own one share of Common Stock.


         IN  WITNESS  WHEREOF,   said   MachineTalker,   Inc.  has  caused  this
Certificate to be signed by duly authorized officers on this ___ day of April 2009.




                           By:
                                -----------------------------------------------
                                Roland F. Bryan, President and Secretary




                                      -1-